Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA FEBRUARY 10, 2005

BAYTEX ENERGY TRUST ANNOUNCES 2004 RESERVES,

DRILLING RESULTS AT SEAL AND 2005 GUIDANCE

2004 Reserves

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce that Sproule Associates Limited, the independent reserves evaluator for all of Baytex’s oil and gas properties, have completed their evaluation report in accordance with National Instrument 51-101 for the year ended December 31, 2004.

Highlights of the 2004 reserves report include:

•                  Total proved reserves increased to 84.6 million boe from 76.5 million boe one year ago;

•                  Total proved plus probable reserves increased to 119.9 million boe from 106.0 million boe one year ago;

•                  Reserve life index increased to 9.1 years from 8.3 years one year ago;

•                  Asset mix changed with heavy oil reserves accounting for 66% of total proved reserves (67% of proved plus probable reserves) compared to 75% of total proved reserves (77% of proved plus probable reserves) one year ago; and

•                  Net present value of total proved plus probable reserves discounted at 10% before income taxes increased to $1,019 million from $733 million one year ago.

The following tables summarize certain information contained in this reserves report.  More detailed reserves information including information pertaining to reserves reconciliation, finding and development costs and net asset value is scheduled to be reported on March 8, 2005 in conjunction with the release of fiscal 2004 operating and audited financial results.

Oil and Gas Reserves as at December 31, 2004

	Forecast Prices and Costs
	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids
Reserves Category	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved
Developed Producing	4,115	3,688	20,271	17,926	2,867	2,269
Developed Non-Producing	510	421	15,815	13,420	421	333
Undeveloped	1,769	1,528	19,905	17,878	385	307
Total Proved	6,394	5,637	55,991	49,224	3,673	2,909
Probable	2,434	2,165	24,907	21,840	590	454
Total Proved Plus Probable	8,828	7,802	80,898	71,064	4,263	3,363

	Forecast Prices and Costs
	Natural Gas		Oil Equivalent (3)
Reserves Category	Gross (1)	Net (2)	Gross (1)	Net (2)
	(Bcf)	(Bcf)	(MBoe)	(MBoe)
Proved
Developed Producing	95.9	79.0	43,242	37,048
Developed Non-Producing	7.6	6.3	18,019	15,232
Undeveloped	7.9	6.3	23,369	20,750
Total Proved	111.4	91.6	84,630	73,030
Probable	44.2	36.9	35,304	30,606
Total Proved Plus Probable	155.6	128.5	119,934	103,636

Notes:

(1)          “Gross” reserves means the total working and royalty interest share of remaining recoverable reserves owned by Baytex before deductions of royalties payable to others.

(2)          “Net” reserves means Baytex’s gross reserves less all royalties payable to others.

(3)          Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Net Present Value of Reserves

	Summary of Net Present Value of Future Net Revenue As at December 31, 2004 Forecast Prices and Costs
	Before Income Taxes Discounted at (%/year)
Reserves Category	0%	5%	10%
	($000s)	($000s)	($000s)
Proved
Developed Producing	668,600	596,300	538,500
Developed Non-Producing	180,600	148,200	125,100
Undeveloped	187,500	145,100	114,200
Total Proved	1,036,700	889,600	777,800
Probable	414,800	307,200	241,500
Total Proved Plus Probable	1,451,500	1,196,800	1,019,300

Sproule December 31, 2004 Price Forecast

Year	WTI Cushing US$/Bbl	Edmonton Par Price C$/Bbl	Hardisty Heavy 12 API C$/Bbl	AECO C-Spot C$/MMbtu	Inflation Rate %/Yr	Exchange Rate $US/$Cdn

2005	44.29	51.25	28.91	6.97	2.5	0.840
2006	41.60	48.03	28.12	6.66	2.5	0.840
2007	37.09	42.64	26.19	6.21	2.5	0.840
2008	33.46	38.31	25.06	5.73	2.5	0.840
2009	31.84	36.36	23.60	5.37	1.5	0.840
2010	32.32	36.91	24.12	5.47	1.5	0.840
2011	32.80	37.47	24.64	5.57	1.5	0.840
2012	33.30	38.03	25.17	5.67	1.5	0.840

Drilling at Seal

The Seal area in the Peace River region of Alberta is currently one of the most active areas for primary heavy oil development in Canada.  Baytex holds 100% working interests in approximately 100 sections of land in this area.  In the winter of 2004, Baytex completed a seven-well test program in various parcels of its lands.  Based on information collected from this program, Baytex completed the drilling of its first two horizontal wells at Seal in early January, 2005. These wells are located in a contiguous block of 20 sections of land in Township 84, Range 18, W5M.  Production from these two wells has gradually increased over the past month to a stable average rate of 200 bbl/d per well.  A six-well test program is now being completed to further delineate this land block.  Baytex is planning additional horizontal production wells to be drilled on this land block in 2005.  The extent of this program will be determined once the results from the delineation program are received.

Baytex is very encouraged by the initial results at Seal.  This is an area known to contain a vast amount of crude oil reserves.  With its significant land holdings carefully assembled since 2001, Baytex has only begun to realize the productive potential of the Seal area.  The 2004 Sproule Report includes 1.1 million barrels of proved reserves and 1.5 million barrels of proved plus probable reserves at Seal, marking the first barrels of reserves recognized for this high potential impact area.

2005 Guidance

The Board of Directors of Baytex has approved a $100 million exploration and development capital budget for 2005, with approximately $65 million allocated for activities relating to heavy oil and $35 million for activities relating to natural gas and light oil.  Production for the year is targeted to average 36,000 boe/d, with heavy oil at 22,000 bbl/d, natural gas at 60 mmcf/d and light oil and NGLs at 4,000 bbl/d.

The financial results for Baytex in 2004 were significantly impacted by its crude oil hedging program during the year.  Total losses from oil hedging are estimated to be $82 million in 2004.  These losses should not be repeated in 2005 as the hedged volume has been reduced from 15,000 bbl/d in 2004 to 8,000 bbl/d in 2005, and the average cap price in the collar contracts has been increased from US$29.75 to US$42.55.  Based on current commodity price outlook, Baytex’s cash flow from operations for 2005 is expected to be sufficient to fully fund all of its planned capital spending and monthly distributions at $0.15 per unit.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Specifically, this press release contains forward-looking statements relating to Management’s approach to operations and Baytex’s production, cash flow, capital programs and cash distribution practices.  The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.	Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca